Mercedes-Benz Auto Lease Trust 2014-A
Investor Report
Collection Period Ended   30-Sep-2014

Amounts in USD

Dates

Collection Period No.	6	
Collection Period (from... to)	1-Sep-2014	30-Sep-2014
Determination Date	10-Oct-2014	
Record Date	14-Oct-2014	
Payment Date	15-Oct-2014	
Interest Period of the Class A-1, A-2b Notes (from... to)	15-Sep-2014	15-Oct-2014	Actual/360 Days	30
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to)	15-Sep-2014	15-Oct-2014	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	393,000,000.00	122,184,104.30	68,178,083.26	54,006,021.04	137.419901	0.173481
Class A-2A Notes	405,000,000.00	405,000,000.00	405,000,000.00	0.00	0.000000	1.000000
Class A-2B Notes	405,000,000.00	405,000,000.00	405,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	564,290,000.00	564,290,000.00	564,290,000.00	0.00	0.000000	1.000000
Class A-4 Notes	220,000,000.00	220,000,000.00	220,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,987,290,000.00**	**1,716,474,104.30**	**1,662,468,083.26**	**54,006,021.04**		

Overcollateralization	392,699,193.90	423,638,076.51	423,638,076.51	
Total Securitization Value	**2,379,989,193.90**	**2,140,112,180.81**	**2,086,106,159.77**	
present value of lease payments	833,251,990.13	606,625,871.95	569,462,525.67	
present value of Base Residual Value	1,546,737,203.77	1,533,486,308.86	1,516,643,634.10	

	Amount	Percentage
Initial Overcollateralization Amount	392,699,193.90	16.50%
Target Overcollateralization Amount	423,638,076.51	17.80%
Current Overcollateralization Amount	423,638,076.51	17.80%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.200000%	20,364.02	0.051817	54,026,385.06	137.471718
Class A-2A Notes	0.480000%	162,000.00	0.400000	162,000.00	0.400000
Class A-2B Notes	0.333600%	112,590.00	0.278000	112,590.00	0.278000
Class A-3 Notes	0.680000%	319,764.33	0.566667	319,764.33	0.566667
Class A-4 Notes	0.900000%	165,000.00	0.750000	165,000.00	0.750000
Total		**779,718.35**		**$54,785,739.39**	

Amounts in USD

Available Funds		Distributions	
Lease Payments Received	38,049,895.80	(1) Total Servicing Fee	1,783,426.82
Net Sales Proceeds-early terminations (including Defaulted Leases)	25,456,759.23	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	2,276,960.65	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	6,900.24	(3) Interest Distributable Amount Class A Notes	779,718.35
Excess mileage included in Net Sales Proceeds	131,303.65	(4) Priority Principal Distribution Amount	0.00
Subtotal	65,783,615.68	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	54,006,021.04
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	544.99	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	65,784,160.67	(9) Excess Collections to Certificateholders	9,214,994.46
Reserve Account Draw Amount	0.00	**Total Distribution**	**65,784,160.67**
Total Available Funds	**65,784,160.67**		

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,783,426.82	1,783,426.82	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	779,718.35	779,718.35	0.00
thereof on Class A-1 Notes	20,364.02	20,364.02	0.00
thereof on Class A-2A Notes	162,000.00	162,000.00	0.00
thereof on Class A-2B Notes	112,590.00	112,590.00	0.00
thereof on Class A-3 Notes	319,764.33	319,764.33	0.00
thereof on Class A-4 Notes	165,000.00	165,000.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	779,718.35	779,718.35	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	54,006,021.04	54,006,021.04	0.00
Principal Distribution Amount	54,006,021.04	54,006,021.04	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	11,899,945.97
Reserve Fund Amount - Beginning Balance	11,899,945.97
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	97.82
minus Net Investment Earnings	97.82
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	11,899,945.97
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	97.82
Net Investment Earnings on the Exchange Note	
Collection Account	447.17
Investment Earnings for the Collection Period	544.99

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	2,379,989,193.90	56,365
Securitization Value beginning of Collection Period	2,140,112,180.81	54,087
Principal portion of lease payments	25,943,183.94	
Terminations- Early	22,468,874.16	
Terminations- Scheduled	2,053,985.78	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	3,539,977.16	
Securitization Value end of Collection Period	2,086,106,159.77	53,225
Pool Factor	87.65%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.80%	6.79%
Weighted Average Remaining Term (months)	24.30	17.77
Weighted Average Seasoning (months)	10.25	16.78
Aggregate Base Residual Value	1,759,458,761.00	1,663,335,290.82
Cumulative Turn-in Ratio		81.52%
Proportion of base prepayment assumption realized life to date		187.26%
Actual lifetime prepayment speed		0.62%

Amounts in USD

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	2,081,946,459.75	53,124	99.80%
31-60 Days Delinquent	3,038,277.14	74	0.15%
61-90 Days Delinquent	777,033.51	18	0.04%
91-120 Days Delinquent	344,389.37	9	0.02%
Total	2,086,106,159.77	53,225	100.00%

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Credit Loss	Current
Securitization Value of Defaulted Leases BOP	1,799,169.23
Less Liquidation Proceeds	1,429,269.31
Less Recoveries	286,390.39
Current Net Credit Loss / (Gain)	83,509.53
Cumulative Net Credit Loss / (Gain)	887,210.85
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value	0.037%

Residual Loss	Current
Securitization Value of Liquidated Leases BOP	26,263,667.87
Less sales proceeds and other payments received during Collection Period	25,936,139.84
Current Residual Loss / (Gain)	327,528.03
Cumulative Residual Loss / (Gain)	(4,766,925.49)
Cumulative Residual Loss / (Gain) as % of Cut-off Date Securitization Value	(0.200%)